Prospectus Supplement No. 3 to
Prospectus Dated November 10, 2008

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 54,889,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 3 amends and supplements our prospectus dated November 10, 2008 relating to the resale of up to 54,889,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issued to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants which were issued upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 843,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 6,206,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NRD", and is also quoted on the OTC Bulletin Board under the symbol "NRDS". On March 26, 2009, the high and low prices for one share of our common stock on the TSX were CDN$0.35 and CDN$0.30, respectively; the closing price for one share of our common stock on the TSX on that date was CDN$0.35. On March 31, 2009, the high and low prices for one share of our common stock on the OTC Bulletin Board were $0.30 and $0.29, respectively; the closing price for one share of our common stock on the OTC Bulletin Board on that date was $0.30. We do not have any securities that are currently traded on any other exchange or quotation system.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated November 10, 2008, as amended and supplemented, at prevailing market prices of our common stock on the TSX or on the OTC Bulletin Board. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated November 10, 2008, as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated November 10, 2008. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is April 1, 2009.

EXPLANATORY NOTE

This purpose of this prospectus supplement is to provide a copy of our Current Report on Form 8-K dated March 31, 2009, as filed with the Securities and Exchange Commission on April 1, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 31, 2009
Date of Report (Date of earliest event reported)

NORD RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation)	1-08733 (Commission File Number)	85-0212139 (IRS Employer Identification No.)

1 West Wetmore Road, Suite 203 Tucson, Arizona (Address of principal executive offices)	85705 (Zip Code)

520-292-0266
Registrant's telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item	Description
1.01	Entry Into a Material Definitive Agreement
2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
8.01	Other Events
9.01	Financial Statements and Exhibits

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry Into a Material Definitive Agreement

Nord Resources Corporation ("Nord" or the "Company") has issued a press release announcing that, on March 31, 2009:

  its credit agreement with Nedbank Limited ("Nedbank") was amended and restated to provide for, among other things, the deferral of certain principal and interest payments until December 31, 2012 and March 31, 2013; and

  pursuant to an agreement to purchase royalty and the related royalty deed and assignment of royalty, it sold a 2.5% net smelter royalty to IRC Nevada Inc. ("IRC Nevada"), a subsidiary of International Royalty Corporation, on the mineral production sold from the existing mineral rights at the Johnson Camp Mine for $5,000,000 (net proceeds to Nord are approximately $4,950,000). The royalty is payable in cash on a quarterly basis.

SECTION 2 - FINANCIAL INFORMATION

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Amendment to Nedbank Credit Facility

On March 31, 2009, the Company agreed to amend and restate its $25 million credit agreement with Nedbank. Payments of principal and interest on the loan are required to be made on the last business day of March, June, September, and December in each year, starting with the last business day of September 2009 and ending on the last business day of March 2013; the payments scheduled to be paid on March 31 and June 30, 2009 (the "Deferred Payments") have been deferred until December 31, 2012 and March 31, 2013, respectively. The loan bears interest at an annual rate equal to LIBOR for the interest period in effect plus a margin of 6.06%. The margin will be reduced by 1.75% if the Company prepays the deferred payments, and will be reduced by an additional 0.5% upon completion of the Johnson Camp Mine, as defined in the amended and restated credit agreement, which is currently scheduled for October 2009.

Under the amended and restated credit agreement, the Company may sell certain copper price hedging instruments that it currently holds under copper price hedging agreements maturing on October 1, 2010 or later, if the net proceeds to the Company will be more than $2,200,000. If the Company elects to do so, it will be required to set aside $2.2 million in a segregated account to fund its debt service obligations under the credit facility. The existing loan will then be separated into two tranches, whereby the first tranche will be equal to the aggregate principal amount then outstanding minus $2,200,000, which will be the principal amount of the second tranche. The second tranche will be subject to an interest rate of LIBOR plus 5.00% per annum and scheduled for repayment on March 31, 2013, However, if the Company prepays the Deferred Payments, the second tranche will be amortized in equal portions over the number of quarters remaining until March 31, 2013.

Under the amended and restated credit agreement dated March 31, 2009, the maturities on the project financing facility will be as follows:

2009	$3,333,333
2010	6,666,667
2011	6,666,667
2012	6,666,667
2013	1,666,666
Total	$25,000,000

In consideration of Nedbank's agreement to amend and restate the credit agreement, the Company has agreed to issue common stock purchase warrants to N.B.S.A. Limited, a company affiliated with Nedbank. Each warrant will be exercisable for two years and will entitle the holder to purchase one share of the Company's common stock at an exercise price that, subject to the approval of the Toronto Stock Exchange, will be equal to the greater of: (a) 110% of the average closing price of the Company's common stock on the OTC Bulletin Board during the 20 trading days preceding the date of grant; or (b) the last closing price of the Company's common stock on the OTC Bulletin Board immediately preceding the date of grant. Subject to the approval of the Toronto Stock Exchange, the Company will have the right, exercisable at any time and from time to time, but in any event no later than the 180th day following the issue date of the warrants, to repurchase some or all of the warrants at a price to be determined on a pro rata basis where the total repurchase price for all of the warrants is equal to $100,000, being the estimated value of the warrants as determined pursuant to the Black-Scholes model. The number of warrants to be issued to N.B. S.A. Limited will also be determined in accordance with the Black-Scholes model, and is estimated to be approximately 750,000.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01          Financial Statements and Exhibits
Exhibit No.	Exhibit
10.1

Amended and Restated Credit Agreement dated as of March 31, 2009 among Nord Resources Corporation, Cochise Aggregates and Materials Inc., Nedbank Limited and the Lenders from time to time party thereto(1)

10.2	Agreement to Purchase Royalty dated as of March 31, 2009 between Nord Resources Corporation and IRC Nevada Inc.(1)
10.3	Royalty Deed and Assignment of Royalty dated as of March 31, 2009, from Nord Resources Corporation to IRC Nevada Inc.(1)
99.1	News release dated March 31, 2009(2)

Notes:

(1) Incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009.

(2) Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NORD RESOURCES CORPORATION
DATE: March 31, 2009	By: /s/ Wayne M. Morrison Wayne M. Morrison Vice President and Chief Financial Officer

NEWS RELEASE

For Immediate Release

Nord Resources Signs $5 Million Royalty Financing Agreement; Amends Credit Facility

  Nord now is producing and selling copper from new ore as it ramps up the reactivation of the Johnson Camp Mine

TUCSON, AZ, March 31, 2009 - Nord Resources Corporation (TSX: NRD / OTC: NRDS), which is ramping up mining operations and copper production at its Johnson Camp Mine in Arizona, announced today that it has sold a 2.5% net smelter royalty on production from the Johnson Camp Mine to International Royalty Corporation, acting through its subsidiary IRC Nevada Inc. The purchase price was $5 million. Nord will realize net proceeds of approximately $4.95 million from this transaction. The royalty is payable in cash on a quarterly basis. All currency amounts are in U.S. dollars.

Nord also announced that it has amended its $25 million credit agreement with Nedbank Limited. The amendment to the credit agreement defers the quarterly payments due on March 31, 2009 and June 30, 2009 (Deferred Payments) to December 30, 2012 and March 31, 2013, respectively. Accordingly, the scheduled quarterly repayments will start on September 30, 2009 and end on March 31, 2013. The loan now bears interest at an annual rate equal to LIBOR plus a margin of 6.06%. The margin will be reduced by 1.75% if Nord prepays the Deferred Payments. In addition, the margin will also be reduced by 0.5% upon completion of the Johnson Camp Mine restart, as defined in the credit agreement, currently scheduled for October 2009.

Under the amended credit agreement, Nord may sell certain copper price hedging instruments that it currently holds under copper price hedging agreements maturing on October 1, 2010 or later, if the net proceeds to Nord will be at least $2.2 million. If Nord elects to do so, it will be required to set aside $2.2 million in a segregated account to fund its debt service obligations under the credit facility. The existing loan will then be separated into two tranches, whereby the first tranche will be equal to the aggregate principal amount then outstanding minus $2.2 million, which will be the principal amount of the second tranche. The second tranche will be subject to an interest rate of LIBOR plus 5.00% per annum and scheduled for repayment on March 31, 2013. However, if the company prepays the Deferred Payments, the second tranche will be amortized in equal portions over the number of quarters remaining until March 31, 2013.

Nord originally entered into the secured term-loan credit agreement with Nedbank on June 17, 2007, and has fully drawn down all of the $25 million made available to it under the facility.

"We believe these decisive actions are prudent in light of the current economic climate while preserving shareholder's interest with minimal dilution. The additional $5 million of funding through the sale of the royalty as well as the amendment to our credit facility will provide Nord with the financial flexibility to achieve near term milestones," said Wayne Morrison, Vice-President and Chief Financial Officer of Nord.

"As previously announced, we commenced mining new ore at the Johnson Camp Mine on February 1, 2009," said John Perry, President and Chief Executive Officer. "This new ore continues to be stacked on our leach pads and for the past month we have been producing and selling copper from new ore. We are steadily increasing our rate of production and continue to expect that we will achieve our target rate of 25 million pounds of copper per year later this spring."

About Nord Resources

Nord Resources Corporation is a copper mining company whose primary asset is the Johnson Camp Mine, located approximately 65 miles east of Tucson, Arizona. Nord commenced mining new ore on February 1, 2009. Previously, since February 1, 2008, the company was commercially producing copper from residual leaching of the existing ore heaps. The company expects to reach full copper production at a rate of approximately 25 million pounds per annum in spring 2009. For further information and pictures of the reactivation at Johnson Camp, please visit the company's website at www.nordresources.com.

Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking". All statements in this release, other than those of historical facts, may be considered forward-looking statements, including those concerning Nord's expectations regarding copper production targets at the Johnson Camp Mine, and statements concerning the potential of the Johnson Camp Mine. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the market prices of copper and sulfuric acid, general economic, market, and business conditions, statements or information with respect to known or unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Nord's business and operations are subject to the risks set forth in Nord's most recent Form 10-K, Form 10-Q, and other SEC filings which are available through EDGAR at www.sec.gov, and in Nord's prospectus and other filings with the British Columbia and Ontario Securities Commissions, which are available through SEDAR at www.sedar.com. Nord assumes no obligation to update the forward-looking statements except as may be required by law.

For further information:
John Perry
President and Chief Executive Officer
Nord Resources Corporation
(520) 292-0266
www.nordresources.com

Investor and Media Relations
Richard Wertheim
Wertheim + Company Inc.,
(416) 594-1600
or
(416) 518-8479 (cell)
or by email at wertheim@wertheim.ca.